
PETAL
PETAL

Jason Domangue (He/Him) · 3rd

Tech, CPG Entrepreneur. Seasoned Marketing, Business Development Executive. I take businesses from 0 to 1.

Greater New Orleans Region · Contact info

500+ connections

Petal

Louisiana State University

Experience

Founder and CEO
Petal
Mar 2019 – Present · 2 yrs 9 mos

Petal provides stylish and sustainable personal care products (like, soap.) delivered straight to your door.


PETAL

Chief Marketing Officer
Dudley DeBosier Injury Lawyers · Full-time
Jan 2017 – Aug 2020 · 3 yrs 8 mos
Baton Rouge, Louisiana, United States

Chief Digital Officer
cj Advertising
Jan 2018 – Dec 2019 · 2 yrs
Nashville, Tennessee

Entrepreneur In Residence
Alarm.com · Full-time
Jan 2017 – Jan 2018 · 1 yr 1 mo
Remote

• Strategy liaison for several Alarm.com subsidiaries (PointCentral, EnergyHub, Building36 and MSO/Cable group)
• Led/developed branding, packaging, consumer journey flows, customer acquisition models, etc. ...see more

Icontrol Networks
6 yrs 2 mos

Vice President of Piper Marketing
Apr 2015 – Jan 2017 · 1 yr 10 mos
Austin

Vice President of Ecosystem Development
Dec 2010 – Apr 2015 · 4 yrs 5 mos



Structure Connect 2014: Jason Domang...

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Education

Louisiana State University
Bachelor of Science, Marketing
1992 – 1996

Graduated Summa Cum Laude - Overall GPA 4.0

Louisiana State University
Bachelor's degree, Marketing
1992 – 1996